Exhibit 99.1

NOTICE TO THE SHAREHOLDERS

SUZANO S.A.

Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, February 26, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby announces to its shareholders and to the general market that the date for the Annual General Meeting of the Company, originally scheduled to be held on April 29, 2021, has been changed to April 27, 2021, in accordance with the Annual Calendar restated on this date.

The Company also clarifies that the documents and further information related to the Company's Annual Shareholders' Meeting will be properly disclosed at the right time, in accordance with the applicable law and regulation. The Investor Relations department is available to provide any further clarification by the telephone +55 (11) 3503-9330 or by the e-mail ir@suzano.com.br.

São Paulo, February 26, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relation Officer